Mr. John Ganley
United States Securities and Exchange Commission
Division of Investment Management,
Disclosure Review and Accounting
100 F  Street N.E.
Washington, D.C.  20549

February 13, 2017

The following are responses to questions during a conference call with John Ganley on
February 7, 2017 regarding Stock Dividend Fund, Inc.(811-21576,
333-115091), and
Small Cap Value Fund, Inc.(811-21782, 333-126383).


Questions regarding Form N-1A:

1) Corrected Cover page by deleting last item as suggested

2) In Investment Strategy section, added language that more fully describes our quantitative approach.

3) In Portfolio Turnover section, we changed the entire paragraph and put in standard disclosure and included turnover rate for previous year.

4) In Principal Investment Risk section, we eliminated the sentences that refer to the start up nature of the Fund and references to little operating history.

5) Performance Table now includes a 1-5-10 format versus our one year and inception to date.

6) Financial highlights table from NCSR is now also in front section of N-1A.

7) We added your recommended language in the paragraph above the signature section.

8) In the Investment Advisor section, we removed the sentences that describe how the
Advisor paid for start up expenses of the Fund as that information is now dated.

9) Also in the Signature section, we added the titles of Principal Financial Officer and
Principal Accounting Officer to Laura Adams.

10) All future 485 filings will also be filed in XBRL format.


Thank you for your comments and recommendations.


Please call me if you have any questions regarding the above matters.

Sincerely,



/s/ Steven Adams
Steven Adams
Chief Compliance Officer
214-360-7410

*We are aware that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings, and that SEC staff comments or changes to disclosure in
response to staff comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing, and that the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.